[Bybel Rutledge LLP Letterhead]

October 20, 2008

Mark Webb

Legal Branch Chief

United State Securities and Exchange Commission

Washington, DC 20549

Mail Stop 4561

RE:         First Perry Bancorp, Inc.

Registration Statement on Form S-4

Filed September 15, 2008

File No. 333-153486

Dear Mr. Webb:

On behalf of First Perry Bancorp, Inc. (“First Perry”) and HNB Bancorp, Inc. (“HNB”), we hereby submit the following responses to your comment letter dated as of October 10, 2008 relating to First Perry’s Registration Statement on Form S-4 as filed on September 15, 2008 (File No. 333-153486).

Each response is preceded by the specific comment contained in your comment letter and numbered accordingly.

General

1.     Please disclose the financial projections each side provided to the other’s financial advisor.

Danielson Capital, LLC (“Danielson”), First Perry’s financial advisor, received a budget prepared by HNB, an Expense Reduction Analysis, the May 30, 2008 general ledgers of First Perry and HNB, and a five-year projection.

Cedar Hill Advisors, LLC (“Cedar Hill”), HNB’s financial advisor, received a budget prepared by First Perry, and expense reduction analysis, the May 30, 2008 general ledgers of First Perry and HNB, and a five-year projection.

2.     Please provide the staff with copies of the board books, presentations and any other materials provided by financial advisors to the respective boards or management teams in connection with the transaction.

Danielson provided a full fairness opinion book to the board of directors of First Perry.  Cedar Hill provided a full fairness opinion book to the board of directors of HNB.  Both fairness opinion books will be provided to the staff separately under a confidentiality cover.

3.     Please provide disclosure regarding the potential conflict of interest resulting from both boards of directors being represented by the same law firm. Each board must specifically disclose that they considered and waived the potential conflict. This disclosure must be included in both the summary and recommendation of the board sections. A risk factor should also be included if appropriate.

Disclosure has been made relating to potential conflict of interest resulting from both boards of directors being represented by the same law firm.  The disclosure has been included in both the summary section and immediately prior to the recommendation section.  Furthermore, a risk factor has been added.  Please see pages 3,16, 31 and  32 of the Amendment No. 1 to Form S-4 (the “Amendment”).

Cover Page/Shareholder letter

4.     Disclose the percentage of common stock each of the shareholder bases will own on completion of the transaction.

The approximate percentage of common stock each of the shareholder bases will own upon completion of the consolidation has been disclosed on the cover page/shareholder letter.  See the cover page/shareholder letter of the Amendment.

Questions and Answers ... page iii

5.     Revise to add a Q&A for dissenters’ rights, including the procedures required to perfect holders’ dissenters’ rights.

Q&A No. 10 has been revised expanding the discussion of dissenters’ rights, including the procedures required to perfect holders’ dissenters’ rights.  See page ii of the Amendment.

Summary, page 1

6.     Please include a discussion of the reasons why each board is recommending the transaction to the respective shareholders. We note the statement at the top of page 47 that the “primary reason” for the merger is to achieve “cost savings.”

A discussion of the reasons why each board is recommending the consolidation to their respective shareholders has been added to the summary section.  See page 2 of the Amendment.

Tax Effects of the Transaction, page 4

7.     Please revise this disclosure to indicate that the opinion has been delivered, and specifically identify the opining tax counsel and the content of counsel’s opinion.

The disclosure has been revised to state that tax opinion has been delivered.  Further, tax counsel and the expected content of counsel’s opinion have been added.  See pages 5 and 6 of the Amendment.

8.     Please revise the third paragraph of this “answer” to state that shareholders are encouraged to consult their tax advisor about the “specific” tax consequences of the merger to them.

The third paragraph has been revised to encourage shareholders to consult their tax advisor about the “specific” tax consequences of the consolidation to them.  See page 6 of the Amendment.

First Perry and HNB directors and management may have interests in the consolidation … page 4

9.     Please revise the phrase, “...provisions in the consolidation agreement regarding the Riverview and Riverview National Bank boards of directors,..” to clarify the nature of the provisions being referred to.

The phrase “...provisions in the consolidation agreement regarding the Riverview and Riverview National Bank boards of directors,..” has been revised to clarify and expand the discussion of the relevant provisions.  See pages 4 and 5 of the Amendment.

Comparative Per Share Data, page 12

10.   Please revise to present historical book value per share, net income per share, adjusted net income per share, and cash dividends declared per share on an unadjusted basis. Additionally, please also present this information as of or for the year ended December 31, 2007. Refer to Item 3(f) of Form S-4 and Instruction to Paragraphs (e) and (f) of Item 3 of Form S-4.

Comparative Per Share Data table has been revised to present historical book value per share, net income per share, adjusted net income per share, and cash dividends declared per share on an unadjusted basis.  Further, that information has been presented for the year ended December 31, 2007.  Please see page 13 of the Amendment.

Risk Factors, page 13

11.   Please include a risk factor discussing the fact, if true, that Riverview common stock will not be listed on any national exchange.

A risk factor discussing the fact that Riverview common stock will not be listed on any national exchange has been added.  See page 17 of the Amendment.

A Warning about Forward-looking Statements, page 18

12.   Please delete all reference to sections 27A of the Securities Act and 21B of the Exchange Act. They are inapplicable in this context, because the entities mentioned in the disclosure are not currently a reporting company. See Section 21E(a)(l) of the Exchange Act and Section 27A(a)(1) of the Securities Act.

All reference to sections 27A of the Securities Act and 21B of the Exchange Act has been deleted.  See page 20 of the Amendment.

Proposal No. 1 – The Consolidation, page 23

13.   Please revise to describe the negotiation of the principal terms of the transaction, including price.

“Proposal No. 1 – The Consolidation” section has been revised to describe the negotiation of the principal terms of the transaction, including price.  See pages 26 through 29 of the Amendment.

First Perry’s and HNB’s Reasons for the Consolidation, page 26

14.   Revise the bullet points so as to include a clear statement of the reasons for supporting the consolidation, as well as the specific factors considered by each of the boards. This discussion should include, among other things, an indication as to which factors were positive, supporting the decision to proceed with the merger, end which were negative.

The bullet points in this section have been revised to include a clear statement of the reasons for supporting the consolidation, as well as the specific factors considered by each of the boards.  See pages 29 through 31 of the Amendment.

15.   The discussion of the boards’ recommendation should specifically mention each line item in the advisors’ analyses that does not support the recommendation and explain why, in light of that item, the board is recommending the transaction.

The discussion of the boards’ recommendation has been revised to specifically mention each line item in the advisors’ analyses that does not support the recommendation and to explain why, in light of that item, the board is recommending the transaction.  See pages 29 through 31 of the Amendment.

Opinion of First Perry’s Financial Advisor, page 28

16.   Please disclose the members of the “Peer Group” discussed at the bottom of page 31.

The members of the “Peer Group” discussed in the “Opinion of First Perry’s Financial Advisor” section have been disclosed in the Amendment.  See page 36 of the Amendment.

17.   Please disclose the five transactions used in the “Analysis of Selected Merger Transactions” discussed on page 34.

The five transactions used in the “Analysis of Selected Merger Transactions” are disclosed in the table on the following page.  The language of this section has been revised to direct the reader to the table.  See page 39 of the Amendment.

18.   Please disclose in the prospectus that Cedar Hill has consented to the inclusion of its opinion in the prospectus.

The proxy statement/prospectus has been revised to disclose that Cedar Hill has consented to the inclusion of its opinion in the proxy statement/ prospectus.  See page 33 of the Amendment.

Certain Federal Income Tax Consequences, page 63

19.   Please change the header of this section to “Material Federal Income Tax Consequences.”

The header of this section has been changed to “Material Federal Income Tax Consequences”.  See page 68 of the Amendment.

20.   Please revise this disclosure to indicate that the opinion has been delivered, and identify the disclosure as a summary of counsel’s opinion.

The disclosure has been revised as requested.  See page 69 of the Amendment.

Unaudited Pro Forma Combined Income Statement, page 70

21.   It appears that you have inadvertently combined the effect of pro forma adjustments (3) and (4) in the Other Borrowings line item. Please revise to separately present pro forma adjustment (3) in the Time Deposit line item or advise us why you believe your presentation is appropriate.

The Unaudited Pro Forma Combined Income Statement has been revised to correct the presentation.  See page 75 of the Amendment.

Note I - Basis of Pro Forma Presentation, page 72

22.   Throughout your document, you disclose that First Perry Bancorp, Inc. and HNB Bancorp, Inc. will be consolidated into Riverview Financial Corporation with Riverview treated as the acquirer.  However your pro forma financial information appears to present First Perry as the acquiring entity of HNB.  Please address the following:

a.     Please revise to correct any apparent inconsistencies in how the merger will be accounted for and to clearly identify the accounting acquirer.

b.     Please tell us in detail and revise to disclose how you determined whether First Perry should be treated as the acquirer in accordance with paragraphs 15-19 of SFAS 140. In your response, specifically address in detail the respective ownership positions of the respective stockholders of First Perry and HNB as part of your analysis of the transaction.

The guidance in Statement of Financial Accounting Standards #141, Business Combinations, (SFAS #141) was considered in the determination of the accounting acquirer, including paragraphs 15 - 19. Specifically, paragraph 19 states:

“If a new entity is formed to issue equity interests to effect a business combination, one of the existing combining entities shall be determined to be the acquiring entity on the basis of evidence available. The guidance in paragraphs 16-18 shall be used in making the determination.”

In the determination of the accounting acquirer, all points noted in paragraph 17 of SFAS #141 were considered. A primary consideration was the relative voting rights of the combined entity after the combination, as noted in paragraph 17 a. First Perry’s shareholders represent the larger portion of the voting rights, with 55% of the total.

Another consideration in the determination of the accounting acquirer was the relative size of the companies in comparison to the combined entity. Assets, loans, deposits and tangible equity as a percent of the combined total ranged from 55% - 59% for First Perry at March 31, 2008, and net income for First Perry over the last several reporting periods ranged from 51% - 57%.

In addition to the above two conditions, other factors considered included the composition of the board of directors and senior management, which was generally structured to be neutral between the two entities, with a member of HNB’s Board serving as Chairman of the Board and their executive officer being named Chief Operating Officer of the combined entity. The Chief Executive Officer and Chief Financial Officer are First Perry employees. In summary the determination of the acquirer was based on several qualitative and quantitative factors and it was concluded that First Perry met the definition of the accounting acquirer. The introduction has been amended to clearly identify First Perry as the accounting acquirer.

See page 73 of the Amendment.

23.   Please tell us in detail and revise to disclose how you determined that it was appropriate to use the average closing price of First Perry common stock for the period commencing two trading days prior to and ending two trading days after the merger was announced divided by the First Perry exchange ratio as a proxy for the Riverview share price used in the pro forma analysis. Specifically discuss why you used the closing stock price of First Perry as opposed to HNB and why you used the period of trading days.

Pursuant to SFAS 141, First Perry possesses the capital and management requirements to be treated as the acquirer in the consolidation under accounting rules.  Therefore, since Riverview is not in existence and does not have common stock with historical trades, we believe it was more appropriate to use First Perry’s closing stock price over HNB.  Furthermore, we used the average closing price commencing the two trading days prior to and ending two trading days after the consolidation are per the illustration in Appendix C of SFAS 141.

Related Party Transaction, page 94

24.   Please revise the fourth sentence to state, “...as those prevailing at the time for comparable transactions with other persons not related to First Perry.” Refer to Instruction 4(c) to Item 404 of Regulation S-K. Please make a corresponding change to the disclosure for HNB on page 162.

The fourth sentence has been revised pursuant the comment above.  See pages 99 and 167 of the Amendment.

First Perry Bancorp, Inc. Financial Statements

Annual Audited Financial Statements

Note 3 - Investment Securities Available for Sale, page 123

25.   If true, please revise to confirm in your disclosure that you have the intent to retain your temporarily impaired securities of a period of time sufficient to allow for any anticipated recovery in market value.  If you are unable to make this assertion, please tell us how you concluded that the impairment of your securities was temporary.  Refer to FASB Staff Position Nos. FAS 115-1 and FAS 124-1 (As Amended) and SAB Topic 5M, Other Than Temporary impairment of Certain Investments in Debt and Equity Securities.

It is true that First Perry’s intent is to hold the securities until recovery of their value. The disclosure has been modified to confirm First Perry’s intent.  See page 129 of the Amendment.

Interim Financial Statements

26.   Please revise to present the amortized cost and estimated fair values of investment securities available for sale similar to your schedule on page 123 as of June 30, 2008.

At your request, we have inserted the amortized cost and estimated fair values of investment securities available for sale as of June 30, 2008.  See page 158 of the Amendment.

HNB Bancorp, Inc. Financial Statements

Annual Audited Financial Statements

Investment Securities, page 188

27.   If true, please revise to confirm in your disclosure that you have the intent to retain your temporarily impaired securities for a period of time sufficient to allow for any anticipated recovery in market value. If you are unable to make this assertion please tell us how you concluded that the impairment of your securities was temporary. Refer to FASB Staff Position Nos. FAS 115-1 and FAS 124-1 (As Amended) and SAB Topic 5M, Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities.

It is true that HNB’s intent is to hold the securities until recovery of their value. The disclosure has been modified to confirm HNB’s intent.  See page 195 of the Amendment.

Interim Financial Statements

28.   Please revise to present the amortized cost and estimated fair values of investment securities similar to your schedules on page 188 as of June 30, 2008.

At your request, we have inserted the amortized cost and estimated fair values of investment securities as of June 30, 2008.  See page 222 of the Amendment.

HNB Bancorp, Inc. Consolidated Statements of Cash Flows — Six Months Ended June 30, 2008, page.215

29.   Please tell us how you determined it was appropriate to present the proceeds from the sale of land and buildings in Elizabethville in the operating section of your statement of cash flows. Specifically tell us how you considered paragraph 16c of SFAS 95 which states that receipts front sales of property, plant, and equipment are cash inflows from investing activities.

In forming our initial conclusion, paragraph 24 of SFAS 95 was initially considered. Upon re evaluation and consideration of paragraph 16c of SFAS 95, the proceeds from the sale of land and buildings in Elizabethville have been reclassified to investing activities.

See page 220 of the Amendment.

The Amendment has been filed as of today’s date and revised as appropriate in response to your comments.  If you have any additional comments, please contact either Nicholas Bybel, Jr. or the undersigned.

Sincerely,

/s/ Erik Gerhard

Erik Gerhard

Cc:	Robert M. Garst
Kirk D. Fox
Nicholas Bybel, Jr.